Exhibit 23.1

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We consent to the incorporation by reference in Registration Statement Nos. 333-169436 and 333-177026 on Form S-8 and Registration Statement No. 333-220380 on Form S-3 of our reports dated February 21, 2019, relating to (1) the consolidated financial statements and financial statement schedule of Global Payments Inc. and subsidiaries (the "Company") (which report expresses an unqualified opinion and includes an emphasis of a matter paragraph regarding to the Company changing its fiscal year end from May 31 to December 31, in 2016, and an explanatory paragraph regarding the Company's change in its method of accounting for revenue from contracts with customers in fiscal year 2018), and (2) the effectiveness of the Company’s internal control over financial reporting, appearing in this Annual Report on Form 10-K of the Company for the year ended December 31, 2018.

/s/ DELOITTE & TOUCHE LLP

Atlanta, Georgia
February 21, 2019